BT BRANDS, INC.

6300 North Sagewood Drive

Suite H #217

Park City UT 84098

August 3, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BT Brands, Inc.
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-292542

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), BT Brands, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the Company’s Registration Statement on Form S-4 (File No. 333-292542), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 31, 2025, as amended by Amendment No. 1 filed on April 13, 2026, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was filed in connection with the Agreement and Plan of Merger, dated as of September 2, 2025, by and among the Company, Aero Merger Sub Inc. and Aero Velocity Inc. As reported in the Company’s Current Report on Form 8-K filed with the Commission on May 7, 2026, the Company delivered written notice on May 1, 2026 terminating the Merger Agreement. The Company does not intend to proceed with the transactions or the offering contemplated by the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective and that no securities have been sold in connection with the offering contemplated by the Registration Statement.

The Company further requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions or require any additional information, please contact William P. Ruffa of Ruffa & Ruffa, P.C. at (646) 831-0320.

Sincerely, BT BRANDS, INC.

By:	/s/ Gary Copperud
Name:	Gary Copperud
Title:	Chief Executive Officer